UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2018

Commission file number: 001-35920

MAZOR ROBOTICS LTD.
(Translation of registrant's name into English)

PO Box 3104, 5 Shacham St.
Caesarea North Industrial Park 3079567, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Merger Agreement
On September 20, 2018, Mazor Robotics Ltd. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Given Imaging Ltd., a company organized under the laws of the State of Israel ("Parent 1"), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel ("Parent 2"), Oridion Systems Ltd., a company organized under the laws of the State of Israel ("Parent 3"), Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel ("Parent 4" and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the "Parent", each of which is an indirect subsidiary of Medtronic plc), and Belinom Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent ("Merger Sub").  Pursuant to the Merger Agreement, Merger Sub will merge (the "Merger") with and into the Company, with the Company surviving as the continuing company in the Merger and becoming wholly owned by Parent and Covidien Group S.a.r.l, a Luxembourg company and affiliate of Parent ("CovLux"), upon the terms and subject to the conditions set forth in the Merger Agreement.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the "Companies Law").
Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), (i) each ordinary share (including ordinary shares represented by American Depository Shares ("ADS")), nominal value NIS 0.01, of the Company (a "Company Share") issued and outstanding immediately prior to the Effective Time (excluding ADSs held by CovLux, which will remain outstanding, and Company Shares held in the treasury of the Company or owned by any direct or indirect wholly owned subsidiary of the Company, which will be cancelled for no consideration) will be canceled and converted into the right to receive $29.25 in cash (the "Merger Consideration"), without interest and subject to applicable withholding taxes (if any), (ii) each option to acquire Company Shares outstanding immediately prior to the Effective Time will become fully vested and be cancelled in exchange for the right to receive a lump sum cash payment equal to the product of (x) the per share Merger Consideration less the applicable per share exercise price and (y) the number of Company Shares underlying such option, without interest and subject to applicable withholding taxes (if any), and (iii) each Restricted Stock Unit of the Company outstanding immediately prior to the Effective Time will become fully vested and be cancelled in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger Taxes under Code Section 409A) equal to the product of (x) the per share Merger Consideration and (y) the number of Company Shares subject to such Restricted Stock Unit, without interest and subject to applicable withholding taxes (if any).  Each ADS represents two ordinary shares of the Company.
The Board of Directors of the Company (the "Company Board") has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger. Shareholders of the Company will be asked to vote on the approval of the Merger Agreement at a special shareholders' meeting that is expected to be held on November 19, 2018 (the "Company Shareholders Meeting").
The closing of the Merger is subject to the approval of the Merger Agreement and the other transactions contemplated thereby (including certain resolutions with respect to the compensation terms of directors and officers) by the affirmative vote of holders of at least a majority of the Company Shares voted at the Company Shareholder Meeting, provided (x) such majority includes more than 50% of the Company Shares voted (not counting any absentee votes) by Shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by Shareholders who are present and voting (not counting any absentee votes) who are not "controlling shareholders" in the Company and do not have a "personal interest" (each as defined in the Israeli Companies Law, 1999) in the matter, or (ii) the total number of Company Shares voted against the proposal to approve the Merger Agreement, the Merger and the other transactions contemplated thereby (including certain resolutions with respect to the compensation terms of directors and officers) by Shareholders who are neither "controlling shareholders" in the Company nor have a "personal interest" in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

In addition to the receipt of such shareholder approval, the closing of the Merger is subject to several customary conditions, including (i) the receipt of antitrust clearance in the United States and Israel, (ii) the passage of the statutory waiting periods following the filing of the Merger Proposal with the Registrar of Companies of the State of Israel, (iii) the approval of the Merger by the Company's shareholders, (iv) the absence of any law or order prohibiting the consummation of the Merger, (v) the accuracy of the representations and warranties of each party in the Merger Agreement (most of the Company's representations and warranties are subject to an overall material adverse effect qualification), (vi) compliance in all material respects by each party with its covenants under the Merger Agreement, and (vii) the absence of a material adverse effect of the Company (as such term is defined in the Merger Agreement) from the date of the Merger Agreement. The Merger is not subject to any financing condition.
The Company has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain types of transactions during this period unless agreed to in writing by Parent, in each case subject to certain exceptions.  Subject to certain exceptions, the Merger Agreement also prohibits the Company and its representatives from soliciting alternative acquisition proposals, entering into discussions or negotiations of or any agreement concerning, or providing confidential information in connection with, any alternative acquisition proposal.  Subject to certain exceptions, the Company has agreed not to withhold, withdraw or modify in a manner adverse to Parent the recommendation of the Company Board that the Company's shareholders approve the Merger Agreement.
The Merger Agreement contains certain termination rights for both the Company and Parent, including the right of the Company to terminate the Merger Agreement in order to accept a superior proposal.  In certain circumstances, the Company will be required to pay Parent a $60,800,000 termination fee in connection with the termination of the Merger Agreement, and such circumstances include, among others, the termination of the Merger Agreement by the Company in order to accept a superior proposal, the termination of the Merger Agreement by Parent following a change of recommendation by the Company Board, or the termination of the Merger Agreement by Parent as a result of a willful and material breach of the Company's non-solicitation obligations by the Company or its senior representatives.
In connection with the execution of the Merger Agreement, Covidien International Finance S.A., a wholly-owned subsidiary of Medtronic plc and an indirect parent company of Parent and Merger Sub (the "Guarantor"), has executed a guaranty pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement (the "Guaranty"). The Guaranty also contains a commitment by the Guarantor to vote, and to cause all of its subsidiaries and controlled affiliates to vote, at the Special General Meeting of Shareholders, any and all Company Shares beneficially owned by the Guarantor or such subsidiaries or controlled affiliates, in favor of the Merger Agreement and the transactions contemplated thereby.
Copies of the Merger Agreement and the Guaranty are attached hereto as Exhibit 99.1 and Exhibit 99.2 respectively and are hereby incorporated into this report by reference.  The foregoing descriptions of the Merger Agreement and the Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of those agreements.
The Merger Agreement and Guaranty have been provided solely to inform investors of their terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company's shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

Notice of Shareholder Meeting
On September 24, 2018 the Company announced that a Special General Meeting of Shareholders will be held on November 19, 2018 in Israel. A copy of the Notice of Special General Meeting of Shareholders is attached to this report as Exhibit 99.3.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company's business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain in a timely manner or at all the required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company's business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction;(10) impact of the transaction on relationships with customers, distributors and suppliers; (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; and (12) other risks and factors disclosed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.
ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the special meeting, the Company intends to send to its shareholders of record as of the Record Date, and will forward to the Depository for distribution to the holders of ADSs as of the Record Date, a proxy statement describing the merger proposal to be voted upon at the meeting, as well as logistical information related to the meeting.

Along with the proxy statement, the Company will also send a proxy card or voting instruction form enabling shareholders to submit their votes on that proposal. In addition, voting instructions for holders of ADSs will be distributed by The Bank of New York Mellon, the Depositary of the Company's ADS program (the "Depositary"), to holders of ADSs as of the Record Date.

The Company will also be furnishing copies of the proxy statement and form of proxy card to the SEC and TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company.

SHAREHOLDERS (AND HOLDERS OF ADSs) ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. The proxy statement (when available) may be obtained without charge at the SEC's website at www.sec.gov and, in addition, at the Israeli Securities Authority's website at http://www.magna.isa.gov.il or at the TASE's website http://maya.tase.co.il.  In addition, the proxy statement will be available for inspection at the Company's offices, which are located at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel.
The content of this Form 6-K of the registrant including the exhibits thereto is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-190372, 333-198213, 333-205009, 333-211237 and 333-223222) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibit

99.1	Agreement and Plan of Merger, dated as of September 20, 2018.
99.2	Guaranty, dated as of September 20, 2018, by and between Covidien International Finance S.A. and Mazor Robotics Ltd.
99.3	Notice of Special General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MAZOR ROBOTICS LTD. (Registrant) By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer & Vice President Business Operations
Date: September 24, 2018

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of September 20, 2018

99.2	Guaranty, dated as of September 20, 2018, by and between Covidien International Finance S.A. and Mazor Robotics Ltd.

99.3	Notice of Special General Meeting of Shareholders